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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

CUSIP Number 71916P 10 8                                        SEC File Number
                                                                0-27832

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                   (Check One)
             ( )Form 10-KSB ( ) Form 10-K ( )Form 11-K ( )Form 20-F
                   (X)Form 10-QSB ( ) Form 10-Q ( ) Form N-SAR

         For Period Ended:  October 31, 2002

         ( ) Transition Report on Form 10-K
         ( ) Transition Report on Form 20-F
         ( ) Transition Report on Form 11-K
         ( ) Transition Report on Form 10-Q
         ( ) Transition Report on Form N-SAR
         For the Transition Period Ended:



Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.


If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: n/a




Part I - Registrant Information


Full Name of Registrant: PHOENIX WASTE SERVICES COMPANY, INC.

Former Name if Applicable: n/a

Address of Principal Executive Office (Street and Number): 60 Park Place, Suite 509

City, State and Zip Code: Newark, New Jersey 07102


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Part II - Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

In its third fiscal quarter of its fiscal year just ended, the Company acquired the Miners Entities, which now constitute a substantial portion of the Company's assets and revenues. The Miners Entities had been privately owned and had maintained its books and records on a calendar year basis. It has taken an extended period of time to align the fiscal periods of the Miners Entities with that of the Company, which uses an April 30th fiscal year end, and to integrate the financial reporting process.
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Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this information: Mark Gasarch, Esq. (212) 956-9595

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). (X) Yes ( ) No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           (x) Yes                   ( ) No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

         See Schedule A attached hereto.


                      PHOENIX WASTE SERVICES COMPANY, INC.
                      ------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  December 13, 2002            By  /s/ Marvin H Roseman
                                       -----------------------------
                                        Marvin H. Roseman, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                                   SCHEDULE A

                      PHOENIX WASTE SERVICES COMPANY, INC.
                                   Form 12b-25
           Part IV, (3) - Significant Changes in Results of Operations

The Company's results from operations (operating loss from continuing operations) for its fiscal quarter ended October 31, 2001 were a loss of $866,842. Subsequent to that date, on November 14, 2001, the Company acquired the Miners Entities, which now constitute a substantial portion of the Company's revenues and operations, and did so for the fiscal quarter just ended. However, no reasonable estimate of the Company's results from operations for the fiscal quarter ended October 31, 2002 can be made at this time since the financial statements of the Company have not yet been completed.


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